UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Gatsby Digital, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-4378568
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gatsby Digital, Inc., 28 Liberty St,  New York, New York  10005

(Full mailing address of principal executive offices)

(203) 842-9729

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Gatsby Digital, Inc. (“we”, “Gatsby”, or the “Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on July 8, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Operating Results

The Company has generated $60,664 in transaction-based revenue with a total of $62,260 in revenues for the six-month period ended June 30, 2022, compared with $14,029 in revenues generated for the six-months ending June 30, 2021. During the six months ended June 30, 2022, we generated $50,533 in order flow rebates, which was the primary component of our revenues.

Total operating expenses increased to $2,710,882 for the six-month period ended June 30, 2022 from $2,018,787 for the six-month period ended June 30, 2021, an increase of 34%. Total operating expenses includes brokerage and transaction, general administrative, sales and marketing, and research and development expenses.

We incurred $172,864 in brokerage and transaction expenses as of June 30, 2022 compared with $61,548 for the six-month period ended June 30, 2021. This is due to an increase in the operation of the Gatsby Platform and includes fees paid to centralized clearinghouses, regulatory fees and market data expenses. General and administrative expenses increased to $2,205,901 from $1,399,812 for the six-month periods ended June 30, 2022 and 2021, respectively, an increase of 57%. The main components of our general and administrative expenses include professional fees, compensation and subscription services, such as that for receiving market data. The increase was principally driven by professional fees associated with the merger agreement detailed in the Company’s Form 1-U filed on December 23, 2021. We anticipate completing the merger by September 30, 2022.

We decreased sales and marketing expenses to $144,116 for the six-month period ended June 30, 2022 from $297,802 for the six-month period ended June 30, 2021. This decrease was due to the desire to preserve cash as we approach the closing on our merger transaction.

Research and development expenses decreased to $188,001 for the six-month period ended June 30, 2022 from $260,345 for the six-month period ended June 30, 2021, an decrease of 27%. The decrease, similar to sales and marketing was to preserve cash as we approach the closing of our merger transaction.

The Company also recorded in increase of $20,008 in other expenses as interest expense increased to $26,034 for the six-month period ended June 30, 2022 from $5,986 for the six-month period ended June 30, 2021. Interest expense is comprised of interest on the Company’s convertible notes.

As a result of the foregoing, the Company increased its net loss for the six-month period ended June 30, 2022 to $2,674,507, compared to $2,010,811for the six-month period ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, the Company’s cash and cash equivalents on hand was $4,908,269 compared with $6,063,886 as at December 31, 2021. The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents. The decrease in cash was primarily due to limiting our additional financing activity following raising sufficient capital in 2021 to support operations for 2022.

The Company is generating limited revenues from operations and requires the continued infusion of new capital to continue business operations. Our total Stockholders’ Equity as of June 30, 2022 was $2,526,642 compared with $5,196,620 at December 31, 2021, with an accumulated deficit of $10,357,094 at June 30, 2022 compared with an accumulated deficit of $7,682,587 at December 31, 2021.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2022	2021
Net cash (used in) provided by:
Operating activities	$(1,155,617)	$(1,064,259)
Investing activities	$-	$-
Financing activities	$-	$8,103,634

Operating Activities

Net cash used in operating activities increased to $1,155,617 from $1,064,259 for the six-month periods ended June 30, 2022 and 2021, respectively. The increase in net cash used in operating activities was primarily due to our overall increase in expenses. However, we booked $1,584,552 as deferred service fees, increasing our liabilities while reducing the amount of cash paid out during the period.

Financing Activities

Even with our expenses exceeding our revnues, we determined it was not in the interst of the company to engage in financing efforts during the period ended June 30, 2022. As such, we did not have any cash flows from financing for that period, compared to $8,103,634 over the six months ended June 30, 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

While options volume continues to grow, with new records being set in 2022, there is a noticeable increase in the percentage of total volume that is made up by institutional traders as opposed to retail. Retail options volume has however stayed much stronger than stocks and crypto volume as a percentage of 2021 volumes. We continued to see strong, per user trade volume even as we began to decrease sales and marketing efforts.

Due to our pending merger transaction and the associated professional services agreement, we have focused much of our efforts on completing that transaction and the associated integration and away from user growth, in an attempt to have a strong cash on hand position as discussed previously. The company is planning to complete the merger transaction in the coming weeks.

ITEM 2.	OTHER INFORMATION

None

ITEM 3.	financial STATEMENTS

GATSBY DIGITAL, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2022 AND DECEMBER 31, 2022

AND FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

GATSBY DIGITAL, INC.

GATSBY DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2022 AND DECEMBER 31, 2021

(UNAUDITED)

	June 30, 2022	December 31, 2021
Assets:
Current assets
Cash and cash equivalents	$4,908,269	$6,063,886
Receivables from brokers, dealers, and clearing organizations	7,796	7,382
Deposits with clearing organizations	250,323	250,208
Other receivable	437,449	304,350
Prepaid expenses and other current assets	65,976	105,582
Total current assets	5,669,813	6,731,408

Total assets	$5,669,813	$6,731,408

Liabilities and Stockholders' Equity:
Current liabilities
Accounts payable	$18,355	$29,933
Accrued liabilities	185,914	150,505
Deferred service fees	1,888,902	304,350
Convertible debt, current	1,050,000	-
Total current liabilities	3,143,171	484,788

Long term liabilities
Convertible debt	-	1,050,000
Total liabilities	3,143,171	1,534,788

Commitments and contingencies (Note 4)	-	-

Stockholders' equity:
Series Seed Preferred Stock, $0.00001 par value; 12,800,000 shares authorized, 11,651,963 issued and outstanding as of June 30, 2022 and December 31, 2021, liquidation preference of $5,359,903	117	117
Series A Preferred Stock, $0.00001 par value; 10,869,565 shares authorized, 10,869,495 issued and outstanding as of June 30, 2022 and December 31, 2021, liquidation preference of $9,999,935	108	108
Common stock, $0.00001 par value; 39,579,565 shares authorized, 11,544,777 issued and outstanding as of June 30, 2022 and December 31, 2021	115	115
Additional paid-in capital	12,883,396	12,878,867
Accumulated deficit	(10,357,094)	(7,682,587)
Total stockholders' equity	2,526,642	5,196,620
Total liabilities and stockholders' equity	$5,669,813	$6,731,408

The accompanying notes are an integral part of these consolidated financial statements.

1

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(UNAUDITED)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Revenues:
Transaction-based revenues	$60,664	$14,029
Net interest revenues	1,596	124
Total net revenues	62,260	14,153

Operating expenses:
Brokerage and transaction	172,864	61,548
General and administrative	2,205,901	1,399,812
Sales and marketing	144,116	297,082
Research and development	188,001	260,345
Total operating expenses	2,710,882	2,018,787

Loss from operations	(2,648,622)	(2,004,634)

Other income (expense):
Interest expense	(26,034)	(5,986)
Other income (expense)	149	109
Total other expense	(25,885)	(5,877)

Loss before provision for income taxes	(2,674,507)	(2,010,511)

Provision for income taxes	-	300

Net loss	$(2,674,507)	$(2,010,811)

Weighted average shares outstanding - basic and diluted	11,544,777	11,516,834
Weighted average net loss per share - basic and diluted	$(0.23)	$(0.17)

The accompanying notes are an integral part of these consolidated financial statements.

2

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

										Total
	Series Seed Preferred Stock		Series A Preferred Stock		Common Stock		Subscription	Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
Balance, December 31, 2020	11,651,963	$117	2,721,157	$27	11,466,966	$114	$-	$5,722,056	$(3,209,130)	$2,513,157

Preferred stock issued for cash, net of offering costs	-	-	8,148,338	81	-	-	(100,000)	7,174,504	-	7,074,504
Common stock issued for exercise of stock options	-	-	-	-	77,811	1	-	155	-	156
Stock-based compensation	-	-	-	-	-	-	-	4,669	-	4,669
Net loss	-	-	-	-	-	-	-	-	(2,010,811)	(2,010,811)
Balance, June 30, 2021 (unaudited)	11,651,963	$117	10,869,495	$108	11,544,777	$115	$(100,000)	$12,901,384	$(5,219,941)	$7,581,675
										Total
	Series Seed Preferred Stock		Series A Preferred Stock		Common Stock		Subscription	Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
Balance, December 31, 2021	11,651,963	$117	10,869,495	$108	11,544,777	$115	$-	$12,878,867	$(7,682,587)	$5,196,620

Stock-based compensation	-	-		-	-	-	-	4,529	-	4,529
Net loss	-	-	-	-	-	-	-	-	(2,674,507)	(2,674,507)
Balance, June 30, 2022 (unaudited)	11,651,963	$117	10,869,495	$108	11,544,777	$115	$-	$12,883,396	$(10,357,094)	$2,526,642

The accompanying notes are an integral part of these consolidated financial statements.

3

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,674,507)	$(2,010,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,529	4,669
Changes in operating assets and liabilities:
Receivables from brokers, dealers, and clearing organizations	(414)	(5,069)
Deposits with clearing organizations	(115)	(250,069)
Other receivable	(133,099)	1,540,372
Prepaid expenses and other current assets	39,606	(11,524)
Accounts payable	(11,578)	(95,727)
Accrued liabilities	35,409	68,250
Deferred service fees	1,584,552	(304,350)
Net cash used in operating activities	(1,155,617)	(1,064,259)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of notes payable	-	(21,107)
Proceeds from convertible debt	-	1,050,000
Proceeds from the sale of preferred stock	-	7,074,585
Proceeds from the exercise of stock options	-	156
Net cash provided by financing activities	-	8,103,634

Increase in cash and cash equivalents	(1,155,617)	7,039,375
Cash and cash equivalents, beginning of year	6,063,886	1,075,154
Cash and cash equivalents, end of year	$4,908,269	$8,114,529

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$300

The accompanying notes are an integral part of these Consolidated Financial Statements.

4

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Gatsby Digital, Inc., was formed on February 8, 2018 (“Inception”) in the State of Delaware.  The consolidated financial statements of Gatsby Digital, Inc., and its wholly owned subsidiary (which collectively may be referred to as the "Company" or “Gatsby”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in New York, New York.

Gatsby has built a mobile application to facilitate zero-commission options trading for new and experienced options traders alike.

Gatsby Securities, LLC (“GS”), the Company’s wholly-owned subsidiary, was formed on January 22, 2019, and is a Financial Industry Regulatory Authority (“FINRA”) licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading. As a broker-dealer, the subsidiary is required to comply with extensive regulations under FINRA, the SEC, and other regulatory organizations. GS is also subject to the SEC Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% of aggregate indebtedness during its initial year of operations). At June 30, 2022, GS had net capital, as defined, of approximately $369,000, which exceeded the required minimum net capital of $3,274 by approximately $366,000.

On December 19, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with eToro US Holdings, Inc., a Delaware corporation (“Acquirer”), eToro US Trading, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquirer (“Merger Sub II”), Project Gefilte Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquirer (“Merger Sub”), Daisy Daisy LLC, a Delaware limited liability company, solely in the agency capacity therein stated, and eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Gatsby, with Gatsby as the surviving corporation (the “Merger”). Immediately following the Merger, Gatsby will merge with and into Merger Sub II, with Merger Sub II as the surviving company and as a wholly owned subsidiary of Acquirer. The aggregate merger consideration payable to Gatsby stockholders and the holders of certain options and warrants in connection with the Merger Agreement is $50,000,000, which is subject to adjustment based on closing working capital and transaction expenses as further defined in the Merger Agreement. The Merger was subject to substantial conditions to closing as set forth in the Merger Agreement, which were met during the six months ended June 30, 2022. The Merger Agreement has been submitted to FINRA and is pending approval.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The consolidated financial statements include the accounts of Gatsby Securities, LLC, a wholly-owned subsidy. All significant intercompany accounts and transactions are eliminated upon consolidation.

5

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2021. The results of operations for the six-months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year.

Reclassification of Prior Year Presentation

Certain prior years amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, cash flows or total equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022 and December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

6

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger, more well-funded competitors, regulations governing securities trading, and the ability to maintain compliance within a heavily regulated industry. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, there has been no significant disruption to the Company’s operations. The Company is actively monitoring the situation and how it affects the markets in which the Company operates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

As discussed in Note 3, in 2021, the Company issued a series of contingently convertible notes. The Company evaluated the conversion feature of these notes for embedded derivatives in accordance with ASC 815, “Derivatives and Hedging,” and the substantial premium model in accordance with ASC 470, “Debt.” Based on the Company’s assessment, although the Company concluded that separate accounting for the conversion feature of these notes was required, the value of the resulting embedded derivative was insignificant. The carrying value of this convertible note was included within convertible debt on the Company’s consolidated balance sheet as of June 30, 2022 and December 31, 2021.

7

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, “Revenue from Contracts with Customers”. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services, using the five-step method required by ASC 606 by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

Transaction-based revenues

The Company earns revenue primarily from transaction-based revenues that results from routing orders to specific market makers and receiving a rebate on a per-contract or per-share basis in the case of options and equities. Each time a customer executes a buy or sell transaction, the Company receives payment for the orders (PFOF) it is sending to the brokers executing the transactions, which are collected on the Company’s behalf by the clearing broker. The Company believes that its performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The transaction price is based on the stand-alone selling price. Each transaction has only one performance obligation, and therefore, the transaction price is allocated entirely to this performance obligation.

Net interest revenues

Net interest revenues consist of interest revenues less interest expenses, if any. In addition, GS earns an immaterial portion of its revenue from interest on cash deposits and from loaning securities via the Company’s clearing broker and related amounts charged to or earned from customers’ credit and debit balances, securities lending, and similar arrangements.

Disaggregated Revenue

The below table presents revenue from contracts with customers disaggregated by type, which best depicts how the revenue and cash flows are affected by economic factors and by the reporting segment to which each revenue stream relates.

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Total Revenue from Contracts with Customers
Order flow rebate	$50,533	$7,900
Transactions fees	8,591	2,882
Trading activity	1,540	3,247
Interest	1,596	124
Total	$62,260	$14,153

Brokerage and Transaction

Brokerage and transaction costs primarily consist of fees paid to centralized clearinghouses, regulatory fees and market data expenses.

8

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily non-capitalizable costs associated with the Company’s application as well as costs incurred during the testing of the Company’s application. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $188,001 and $260,345 for the six months ended June 30, 2022 and 2021, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2022 and 2021, there were 1,991,755 options and 230,000 warrants and 1,991,755 options and 230,000 warrants excluded, respectively. The Company also has convertible debt outstanding, for which the ultimate number of shares for which these instruments will convert into is unknown.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements as it has no leases that exceed one year.

9

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In June 2016, the FASB issued authoritative guidance regarding Financial Instruments - Credit Losses and has subsequently modified several areas of the standard in order to provide additional clarity and improvements. The new standard requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonably and supportable forecasts, which all result in recognition of lifetime expected credit losses. The Company is evaluating the impact of adopting the new standard to its consolidated financial statement and does not expect a material impact.

In August 2020, the FASB issued ASU 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). This update simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, this update amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. Entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for public businesses, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2020. The Company elected to early adopt this standard effective January 1, 2022, and its adoption did not have a significant impact on the Company’s consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – DEBT AND OTHER LIABILITIES

Convertible Debts

During 2021, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties totaling $1,050,000. The convertible notes bear interest at 5% per annum, contain both optional and automatic conversion features, do not allow for prepayment without the consent of the majority of the holders, and mature in May 2023. An automatic conversion could be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $5,000,000. In such instance, the notes and interest thereon were convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. The holders of the majority of notes in the series have the option to convert at the same terms as above if the Company sells Preferred Stock in a financing that is not a qualified financing or upon an event that qualifies as a Change of Control as defined within the note agreements. Upon a Change of Control event, the Company also has the option to repay the note in cash with no prepayment penalty. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of common stock equal to the quotient of $50,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock on a fully diluted basis on the election date. Upon a default event as defined by the agreement, at the option and upon the declaration of the majority of the holder and upon written notice to the Company, the note shall accelerate, and all unpaid principal and accrued interest shall become immediately due and payable.

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GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Stated interest expense related to these notes for the six months ended June 30, 2022 and 2021 was $26,034 and $5,986, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contractual Obligations

In December 2021, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with a third party as discussed in Note 1. Concurrent with this agreement, the Company also entered into a professional services agreement with this same party whereby the Company earns a monthly fee for certain product-development services. The professional services agreement will terminate upon the closing of the Merger Agreement. In the event that the Merger Agreement is terminated for any reason prior to the completion of the merger, any amount paid under the services agreement shall be automatically converted into a Simple Agreement for Future Equity (“SAFE”) investment in the Company. As a result, any income recognition on the fees earned under the services agreement are being deferred and recorded as a liability until the closing of the Merger Agreement. As of June 30, 2022 and December 31, 2021, approximately $1,889,000 and $304,000, respectively, has been invoiced under the services agreement, which is included in Deferred service fees in the accompanying consolidated balance sheets. Of these, approximately $437,000 and $304,000 were receivable as of June 30, 2022 and December 31, 2021, respectively, and included in Other receivable in the accompanying balance sheets. As of the issuance date of these financial statements, the parties are still in the process of closing the Merger Agreement, and there are currently no intentions of terminating the agreement.

Lease

In July 2019, the Company entered into a one-year lease for office space for monthly rent of $2,470. The Company has renewed this lease at each expiration date with additional one-year terms at the same monthly rental rate. Rent expense for the six months ended June 30, 2022 and 2021 was $15,169 and $14,886, respectively.

NOTE 5 – STOCKHOLDERS’ EQUITY

Capital Stock

The Company is authorized to issue 39,579,565 shares of common stock, $0.00001 par value, and 23,669,565 shares of Preferred Stock, $0.00001 par value. 12,800,000 shares of the Preferred Stock authorized is designated as Series Seed Preferred Stock and 10,869,565 shares of the Preferred Stock authorized is designated as Series A Preferred Stock.

The Preferred Stock maintains liquidation preferences at the Series Seed or Series A original issue price, prior to common stock. The Preferred Stock is convertible into common stock either at the discretion of the investor or automatically upon the occurrence of certain events, including the closing of the sale the common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the vote of the majority of the holders of the Preferred Stock to effect such conversion. The total number of shares of common stock into which the Preferred Stock may be converted will be determined by dividing the original issue price per share of the Preferred Stock by the conversion price per share of the Preferred Stock. Both the original issue price and the conversion price are initially and currently set at $0.46 per share for the Series Seed Preferred Shares and $0.92 per share for the Series A Preferred Stock. Each holder of Preferred Stock will be entitled to one vote for each share of common stock into which such share of Preferred Stock could be converted. The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of June 30, 2022, no dividends had been declared.

11

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Shares Issued for Cash

Starting in November 2020, the Company commenced a Regulation A offering for the sale of Series A Preferred Stock. During the six months ended June 30, 2021, the Company has raised approximately $7,496,000 in gross proceeds through the sale of 8,148,338 shares of Series A Preferred Stock, of which $100,000 had yet to be received as of June 30, 2021 and was recorded as a subscription receivable in the accompanying statement of stockholders’ equity. This was received during the year ended December 31, 2021. Approximately $322,000 in fees related to the offering were withheld from the proceeds, which were recorded to additional paid-in capital as a cost of the offering.

Stock Options

In 2019, the Board of Directors adopted the Gatsby Digital, Inc. 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of equity awards to eligible award recipients, including stock options, restricted stock, stock appreciation rights, and restricted stock units to purchase shares of common stock. In April 2021, the Company’s Board of Directors and shareholders approved an increase in the number of authorized shares available under the 2019 Plan to 3,925,800. The 2019 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the six months ended June 30, 2021, the board of directors approved the grant of 612,398 stock options to various contractors and employees. These option grants had an exercise price $0.06, expire in ten years, and had vesting periods ranging from immediate vesting to four years. These options were modified following their grant date to revise the exercise price to $0.18.

The weighted average grant date fair value per share of options granted during the six months ended June 30, 2021 was $0.02.

During the six months ended June 30, 2021, 77,811 options were exercised at the exercise price of $0.002 per share, for total proceeds received of $156.

Stock-based compensation expense for stock options for the six months ended June 30, 2022 and 2021 and was $4,529 and $4,669, respectively. As of June 30, 2022, the total estimated remaining stock-based compensation expense for unvested stock options is approximately $17,000 which is expected to be recognized over a weighted average period of three years.

Warrants

As of June 30, 2022 and December 31, 2021, the Company has 230,000 warrants outstanding to a service provider. The exercise price is $0.01, and the warrant is exercisable through the latter of six months following the termination of the agreement or five years.

12

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 21, 2022, the issuance date of these consolidated financial statements, and noted no additional events for disclosure.

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex2-1.htm)
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex2-2.htm)
3.1	Investors’ Rights Agreement (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920118520/tm2025984d7_ex3-1.htm).
3.2	Form of Warrant to Purchase Common Stock of Gatsby Digital, Inc. (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex3-2.htm)
4.1	Form of Subscription Agreement for Closed Regulation A Offering (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1815414/000110465920118520/tm2025984d7_ex4-1.htm)
6.3	Gatsby Digital License and Support Agreement (Filed as an exhibit to the Gatsby Digital, Inc. Form 1-SA (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465921119794/tm2128370d1_ex6-3.htm)
6.4	Agreement and Plan of Merger (Filed as an exhibit to the Gatsby Digital, Inc. Form 1-U and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465921152820/tm2135729d1_ex6-4.htm).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gatsby Digital, Inc.

/s/ Ryan Belanger-Saleh
Co-Chief Executive Officer

Date: September 22, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ryan Belanger-Saleh,
Co-Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: September 22, 2022

/s/ Jeff Myers
Co-Chief Executive Officer

Date: September 22, 2022

/s/ Davis Gaynes
Chief Operating Officerr

Date: September 22, 2022